

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2025

Jason Barnard
Chief Executive Officer
Foremost Clean Energy Ltd.
750 West Pender Street, Suite 250
Vancouver, British Columbia
V7Y 1K3
Canada

      Re: Foremost Clean Energy Ltd.
          Draft Registration Statement on Form F-3
          Submitted July 28, 2025
          CIK No. 0001935418

Dear Jason Barnard:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch at 202-551-8749 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Anthony Epps